UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

J. L. Halsey Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

David R. Burt

259 Granville Lane

North Andover, MA 01845

(978) 689-0333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46622H 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. David R. Burt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,510,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,510,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Texas Addison Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,510,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,510,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) PN

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Texas Barrington LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,510,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,510,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) OO

*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

This Amendment No. 4 to Schedule 13D amends and supplements Item 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about May 28, 2002, by David R. Burt (“Burt”), Texas Addison Limited Partnership (“Addison”) and Texas Barrington LLC (“Barrington,” and together with Burt and Addison, the “Reporting Persons”), with respect to the Common Stock, $0.01 par value (“Common Stock”), of J. L. Halsey Corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on or about October 3, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on or about January 3, 2003, and Amendment No. 3 to Schedule 13D filed with the SEC on or about January 13, 2003.  Items 1 - 5 of Schedule 13D, as amended by Amendment Nos. 1, 2 and 3, remain unchanged.  Each capitalized term used herein and not otherwise defined has the meaning given in the original Schedule 13D.  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 8, 2007, Burt, Addison, the Issuer, LDN Stuyvie Partnership (“LDN”) and Andrew Richard Blair (“Blair”) entered into an Agreement and Mutual Release (the “Agreement”) pursuant to which Addison, among other things, has agreed to sell (A) to LDN, and LDN has agreed to purchase from Addison, 4,166,667 shares (the “LDN Sale Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and (B) to Blair, and Blair has agree to purchase from Addison, 333,333 shares (the “Blair Sale Shares” and together with the LDN Sale Shares, the “Sale Shares”) of Common Stock.  The purchase price to be paid by LDN and Blair for the Sale Shares is $0.75 per share, or an aggregate of $3,375,000.  The closing of the purchase of the Sale Shares by LDN and Blair is to take place on March 16, 2007.

Also pursuant to the Agreement, the Issuer has waived the transfer restrictions on the remaining Common Stock owned by Burt and Addison to permit them to sell such Common Stock on the open market; provided, that (A) the amount of Common Stock sold in any 90-day period shall not exceed 300,000 shares (or such greater or lesser number to appropriately reflect adjustments for stock splits, stock dividends, or similar actions by the Company with respect to the Common Stock), (B) all sales of Common Stock sold by Addison or Burt pursuant to this provision shall be effected through the Designated Brokerage Firm (defined below) and (C) neither Burt nor Addison will undertake a sale of Common Stock to any Person whereby, to the knowledge of Burt or Addison, such sale would (1) cause the Transferee to have a Prohibited Ownership Percentage or (2) increase the ownership percentage of any Person already having a Prohibited Ownership Percentage.  For purposes of the Agreement, the “Designated Brokerage Firm” means (a) Freimark Blair & Company, Inc. (“Freimark Blair”), an entity controlled by Blair, or (b) any office of Smith Barney; provided, however, that Smith Barney may only be used in the event (1) Blair retires or terminates his relationship with Freimark Blair; (2) Freimark Blair is unable for any reason whatsoever to provide the brokerage services necessary for Burt and/or Addison to sell the shares permitted under this provision of the Agreement; or (3) Blair or Freimark Blair engages or proposes to engage in conduct that is outside the reasonable norms of the brokerage industry.  For purposes of the Agreement, the terms “Transferee”, “Prohibited Ownership Percentage” and “Person” shall have the meanings given such terms in Article Fifth of the Company’s Certificate of Incorporation.  Once the number of shares of Common Stock owned by Burt falls below a Prohibited Ownership Percentage, Burt and Addison shall be free to sell shares of Common Stock without restriction, other than restrictions imposed by law.

Item 7.	Material to Be Filed as Exhibits

10.1         Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership, LDN Stuyvie Partnership and Andrew Richard Blair.*

99.1         Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

*  Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	3/9/07	/s/ DAVID R. BURT
David R. Burt

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS BARRINGTON LLC

Date:	3/9/07	By:	/s/ DAVID R. BURT
David R. Burt
President, Treasurer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS ADDISON LIMITED PARTNERSHIP

		By:		TEXAS BARRINGTON LLC,
its general partner

Date:	3/9/07		By:	/s/ DAVID R. BURT
David R. Burt
President, Treasurer and Secretary

EXHIBIT INDEX

10.1	Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership, LDN Stuyvie Partnership and Andrew Richard Blair.*

99.1

Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

* Filed herewith